SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2010

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Results of the
General Meeting of Shareholders

1. Approval of the Financial Statements*
The 26th Fiscal Year (Fiscal Year ended December 31, 2009)
(in millions of Won, except for income per share)
- Total Assets	19,297,633	- Operating Revenue	12,101,184

- Total Liabilities	8,056,183	- Operating Income	2,179,337

- Capital Stock	44,639	- Net Income	1,288,340

- Total Shareholders’ Equity	11,241,450	- Net Income per Share	17,808

*	Opinion of independent auditors: Appropriate

2. Approval of Dividends
(in Won, except for percentages and stock dividend)
a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400
			Interim/Quarterly	1,000
			Dividends
		Preferred Stock	Year-end Dividend	—
			Interim/Quarterly Dividend	—
	Total Cash Dividend			680,042,995,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	5.3%
			Preferred Stock	—
b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—
			Preferred Stock	—
	Total Stock Dividend (Shares)		Common Stock	—
			Preferred Stock	—

3. Status of Directors (as of the date of appointment)
a. Approval of the Appointment of Directors		- One (1) Executive Director
		- One (1) Independent Non-Executive Director
		- Two (2) Members of the Audit Committee
		(Both of them are Independent Non-Executive Directors)
b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	8

	Total Number of Independent Non-Executive Directors	5
	Percentage of Independent Non-Executive Directors (%)	62.5%
c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—
d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	4
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—

4. Other Resolutions	Agenda No. 1. Approval of Financial Statements for the 26th Fiscal Year (Fiscal Year ended December 31, 2009): Approved as originally submitted.
Agenda No. 2. Amendment to Articles of Incorporation: Approved as originally submitted
Agenda No. 3. Approval of Ceiling Amount of the Remuneration for Directors: Approved as originally submitted.
Agenda No. 4. Approval of the Appointment of Directors
Agenda No. 4.1. Appointment of an Executive Director: Approved as originally submitted.
Agenda No. 4.2. Appointment of an Independent Non-Executive Director: Approved as originally submitted.
Agenda No. 4.3. Appointment of members of the Audit Committee: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 12, 2010

6. Other Matters To Be Considered Before Investing	—

* Related Disclosure: —

[Details of Appointment of Executive Directors]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
CHO, KI HAENG	January 5, 1959	3 years	Newly appointed	- Vice President, Head of Corporate Management, SK Corporation	- President, GMS business, SK Telecom	Bachelor Degree in Business Administration, Korea University	Republic of Korea
- President and COO, SK Networks
- President, GMS business, SK Telecom (Current)

[Details of Appointment of Independent Non-Executive Directors

SHIM, DAL SUP	June 27, 1950	3 years	Re-appointed	- Auditor, Korea Credit Guarantee Fund	Auditor, Korea Technology Investment Corp.	M.A. in Financial Economics, Webster University, Geneva	Republic of Korea
- Senior Visiting Research Fellow, Institute for Global Economics
- Auditor, Korea Technology Investment Corp.(Current)

[Details of Appointment of Members of the Audit Committee]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
SHIM, DAL SUP	June 27, 1950	3 years	Re-appointed	- Auditor, Korea Credit Guarantee Fund	Auditor, Korea Technology Investment Corp.	M.A. in Financial Economics, Webster University, Geneva	Republic of Korea
- Senior Visiting Research Fellow, Institute for Global Economics
- Auditor, Korea Technology Investment Corp. (Current)
CHUNG, JAY YOUNG	October 15, 1944	1 year	Newly appointed	- Independent Non-Executive Director, POSCO - Vice-President, Sung Kyun Kwan University	Non-Executive Director of Corporate Citizenship Committee, SK Telecom	Doctor of Commerce, School of Commerce, Waseda University	Republic of Korea
- Professor, Graduate School of Business Administration, Sung Kyun Kwan University
- Non-Executive Director of Corporate Citizenship Committee, SK Telecom (Current)

[Details of Amendment of Business Objectives]

Items	Contents		Reasons
1. Addition to	13. Lifetime education and lifetime educational facilities management		New business
business	14. Electric engineering business		expansion
objectives	15. Information and communication related engineering and construction business
16. Ubiquitous city construction and related service business
2. Deletion of business objectives	—		—
3. Change of business objectives	Before Amendment	After Amendment
	6. chattel and/or real estate leasing busines	6. Real estate business (development, management, leasing, etc.) and chattel leasing business	New business expansion

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President

Date: March 16, 2010